FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2008

CDG Investments Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDG Investments Inc.

(Registrant)

Date June 27, 2008

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CDG Investments Inc.

Suite 500, 926-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Phone: (403) 233-7898  Fax: (403) 266-2606

NEWS RELEASE

June 27, 2008

CNQ: CDGI

OTC Bulletin Board: CDGEF

For Further Information Contact:

Robert Ingram, President of

CDG Investments Inc. at 403-233-7898

Or

Randy Coates, Vice President, Operations, of

Preo Software Inc. at 403-265-0556 Ext. 107

CDG Investments Inc. Mails Circular for Proposed Arrangement

Further to its press release dated June 13, 2008, CDG Investments Inc. (“CDG”) is pleased to announce that it has mailed to shareholders the information circular detailing the proposal to enter into a plan of arrangement (the "Arrangement") to merge with Preo Software Inc. ("Preo") an Alberta-based private software company.

The CDG shareholder meeting is scheduled to be held at 9:00 a.m. on July 23, 2008 in Edmonton, Alberta.  The completion of the transaction is subject to receipt of applicable regulatory and shareholder approvals, as well as approval of the Court of Queen’s Bench of Alberta.  A minimum of 66 2/3% of the votes cast by the shareholders of each of CDG and Preo must be voted in favour of the arrangement in order for it to be effected.  In addition, a disinterested vote of CDG shareholders will be calculated excluding votes cast in respect of 8,656,157 CDG Shares (21.1%) to determine if the requisite minority approval has been obtained in accordance with Multilateral Instrument 61-101.  If approved, the closing of the Arrangement is expected to occur shortly thereafter.

A letter of transmittal is being mailed along with the information circular and provides instructions to holders to exchange their CDG certificates for certificates of the amalgamated company in the event the Arrangement is approved.  A copy of the information circular and letter of transmittal have been filed with securities regulators in Canada and may be found on the SEDAR website under CDG’s profile at www.sedar.com.

In addition, CDG would like to announce that Barbara O’Neill, the corporate secretary for CDG will be retiring and will resign effective June 30, 2008, having provided over 15 years of service.  The Board of Directors of CDG wishes to express its deep gratitude for Ms. O’Neill’s commitment and unparalleled level of service.  We wish her the best in her future endeavours.

About Preo

Preo is an Alberta-based private print management solutions provider serving Fortune 5,000 customers in a wide variety of industries, both domestically and internationally, operating on Windows-based systems.  Preo’s primary proprietary software is called “Printelligence™”, which is the only print management system that adapts itself to an organization’s printing behavior, thanks to a unique adaptive rules engine that modifies the messaging delivered to end-users at the desktop, based on individual behavior.  Full information concerning Preo is contained in the information circular that was mailed to CDG and Preo shareholders in connection with the Arrangement.

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities, or a solicitation of proxies, in any jurisdiction, including but not limited to, the United States.  The CDG Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.  Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of CDG’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of CDG. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause CDG’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in CDG’s filings with the Canadian securities authorities. Accordingly, holders of CDG shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.  CDG disclaims any responsibility to update these forward-looking statements.